UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MIDAS, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFER OR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE

UNDER THE AMENDED AND RESTATED MIDAS, INC. STOCK INCENTIVE PLAN AND THE AMENDED AND RESTATED MIDAS, INC. TREASURY STOCK PLAN

(TITLE OF CLASS OF SECURITIES)

595626102

(CUSIP NUMBER OF CLASS OF SECURITIES)

ALVIN K. MARR, ESQ.

SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

1300 ARLINGTON HEIGHTS ROAD

ITASCA, ILLINOIS 60143

(630) 438-3000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

CAROL ANNE HUFF

KIRKLAND & ELLIS LLP

300 NORTH LASALLE

CHICAGO, ILLINOIS 60654

(312) 862-2000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$1,334,791	$95.17

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 766,840 shares of common stock of Midas, Inc. having an aggregate value of $1,334,791 as of August 12, 2010, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 per million dollars of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing party:	Not applicable

Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2 Check the following box if the filing is a final amendment reporting the results of the tender offer:

i

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offering Memorandum, dated August 12, 2010 (the “Offering Memorandum”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Midas, Inc., a Delaware corporation (“Midas” or the “Company”), and the address of its principal executive office is 1300 Arlington Heights Road, Itasca, Illinois 60143. The telephone number at that address is (630) 438-3000.

(b) This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company, to its eligible officers and key employees (“Eligible Persons”) to exchange certain stock options to purchase shares of its common stock, par value $0.001 per share, issued and outstanding under the Amended and Restated Midas, Inc. Stock Incentive Plan (the “Incentive Plan”) and the Midas, Inc. Treasury Stock Plan (the “Treasury Stock Plan” and together with the Incentive Plan, the “Plans”) between 2004 and 2008 with an exercise price ranging from $15.22 to $23.99 per share (the “Eligible Options”). Pursuant to the Offer, the Company will exchange Eligible Options for replacement options issued under the same Plan under which the respective old option being exchanged was granted (the “Replacement Options”). The Replacement Options will each represent the right to purchase fewer shares at an exercise price equal to the closing price of the Company’s common stock on the New York Stock Exchange on the date of grant. Members of the Board of Directors will not be eligible to participate in the Offer. The grant date for the Replacement Options will be the date of the exchange, which is expected to be the expiration date of the Offer, unless the Offer is extended by the Company. Only Eligible Options that are outstanding on August 12, 2010, held by Eligible Persons during the entire period from and including August 12, 2010 through the date the Replacement Options are granted will be eligible to tender in the Offer. As of August 12, 2010, there were 14,206,817 shares of common stock and Eligible Options to purchase 766,840 shares of common stock outstanding.

The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Replacement Options; Expiration Time”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

(c) The information set forth in the Offering Memorandum under Section 6 (“Price Range of Common Stock Underlying the Eligible Options”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offering Memorandum is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Offering Memorandum under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Replacement Options; Expiration Time”), Section 3 (“Procedures for Electing to Exchange Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”), Section 7 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b) All officers and other key employees of the Company, including all five named executive officers, are eligible to participate in the Offer. Members of the Board of Directors will not be eligible to participate in the Offer. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and the Plans or Proposals.

(a) The information set forth in the Offering Memorandum under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

(b) The information set forth in the Offering Memorandum under Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.

(c) Not Applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offering Memorandum under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Offering Memorandum under Section 7 (“Conditions of this Offer”) is incorporated herein by reference.

(c) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

(b) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Options”) and in Schedule A of the Offering Memorandum is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.	Financial Statements.

(a) The information set forth in the Offering Memorandum under Section 9 (“Information Concerning Midas, Inc.”) and Section 16 (“Additional Information”) and the information set forth in the Company’s Annual Report on Form 10-K for the year ended January 2, 2010 under Item 6 “Selected Financial Data” and Item 8 “Financial Statements and Supplementary Data” and the Company’s Quarterly Report on Form 10-Q for the quarter ended July 3, 2010 under “Part I. Financial Information—Item 1. Condensed Financial Statements” is incorporated herein by reference.

(b) Not applicable.

Item 11.	Additional Information.

(a) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

Item 12.	Exhibits.

(a)(1)(i)*	Offering Memorandum Relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated August 12, 2010.

(a)(1)(ii)*	Form of Midas Stock Option Exchange Program Election Form.

(a)(1)(iii)*	Form of Eligible Option Information Sheet.

(a)(1)(iv)*	Communication to Eligible Midas, Inc. Employees Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around August 12, 2010.

(a)(1)(v)*	Form of Communication to Eligible Persons Participating in the Offer Confirming Receipt of Election Form.

(a)(1)(vi)*	Reminder Communication to Eligible Midas, Inc. Employees, to be delivered on or about August 27, 2010.

(a)(1)(vii)*	Form of Midas Stock Option Exchange Program Confirmation Form to be delivered on or about September 10, 2010.

(a)(1)(viii)	Midas, Inc. Annual Report on Form 10-K for the fiscal year ended January 2, 2010, filed with the Securities and Exchange Commission on March 18, 2010 is hereby incorporated by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(i)	Amended and Restated Midas, Inc. Stock Incentive Plan is hereby incorporated by reference to Midas, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 5, 2010.

(d)(ii)	Amended and Restated Midas, Inc. Treasury Stock Plan is hereby incorporated by reference to Midas, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 5, 2010.

(d)(iii)	Form of Stock Option Agreement for Supplemental Stock Options issued to certain executive officers (Mr. Feldman) under the Stock Incentive Plan in fiscal 2004 is hereby incorporated by reference to Exhibit 10.30 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 1, 2005.

(d) (iv)	Form of Stock Option Agreement for Stock Options issued under either the Stock Incentive Plan, the Treasury Stock Plan, or outside of the Stock Incentive Plan and Treasury Stock Plan in fiscal 2005 and 2006 is hereby incorporated by reference to Exhibit 10.11 to Midas, Inc. Annual Report on Form 10-K for the annual period ended December 31, 2005.

(d)(v)	Form of Stock Option Agreement for Stock Options issued under the Stock Incentive Plan in fiscal 2007 is hereby incorporated by reference to Exhibit 10.28 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 3, 2009.

(d)(vi)	Form of Stock Option Agreement for Stock Options issued under the Stock Incentive Plan in fiscal 2008 is hereby incorporated by reference to Exhibit 10.29 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 3, 2009.

(g)	Not applicable.

(h)	Not applicable.

*	Filed electronically herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2010

MIDAS, INC.

By:	/S/ WILLIAM M. GUZIK
William M. Guzik
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

(a)(1)(i)*	Offering Memorandum Relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated August 12, 2010.

(a)(1)(ii)*	Form of Midas Stock Option Exchange Program Election Form.

(a)(1)(iii)*	Form of Eligible Option Information Sheet.

(a)(1)(iv)*	Communication to Eligible Midas, Inc. Employees Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around August 12, 2010.

(a)(1)(v)*	Form of Communication to Eligible Persons Participating in the Offer Confirming Receipt of Election Form.

(a)(1)(vi)*	Reminder Communication to Eligible Midas, Inc. Employees, to be delivered on or about August 27, 2010.

(a)(1)(vii)*	Form of Midas Stock Option Exchange Program Confirmation Form to be delivered on or about September 10, 2010.

(a)(1)(viii)	Midas, Inc. Annual Report on Form 10-K for the fiscal year ended January 2, 2010, filed with the Securities and Exchange Commission on March 18, 2010 is hereby incorporated by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(i)	Amended and Restated Midas, Inc. Stock Incentive Plan is hereby incorporated by reference to Midas, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 5, 2010.

(d)(ii)	Amended and Restated Midas, Inc. Treasury Stock Plan is hereby incorporated by reference to Midas, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 5, 2010.

(d)(iii)	Form of Stock Option Agreement for Supplemental Stock Options issued to certain executive officers (Mr. Feldman) under the Stock Incentive Plan in fiscal 2004 is hereby incorporated by reference to Exhibit 10.30 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 1, 2005.

(d) (iv)	Form of Stock Option Agreement for Stock Options issued under either the Stock Incentive Plan, the Treasury Stock Plan, or outside of the Stock Incentive Plan and Treasury Stock Plan in fiscal 2005 and 2006 is hereby incorporated by reference to Exhibit 10.11 to Midas, Inc. Annual Report on Form 10-K for the annual period ended December 31, 2005.

(d)(v)	Form of Stock Option Agreement for Stock Options issued under the Stock Incentive Plan in fiscal 2007 is hereby incorporated by reference to Exhibit 10.28 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 3, 2009.

(d)(vi)	Form of Stock Option Agreement for Stock Options issued under the Stock Incentive Plan in fiscal 2008 is hereby incorporated by reference to Exhibit 10.29 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 3, 2009.

(g)	Not applicable.

(h)	Not applicable.

*	Filed electronically herewith.